SECURISSION

05040484

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimates average burden
Hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
MAR - 2 2005
WASH. D.C.

SEC FILE NUMBER
8 - 52181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

TRINIX SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3419A VIA MONTE VERDE
(No. And Street)

ENCINITAS,	CA	92024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID J. LAUREN	(212) 908 7911 #8-103
	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, DAVID J. LAUNRENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRINIX SECURITIES, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ROBERT M. NEILL
Commission # 1296654
Notary Public - California
San Diego County
My Comm. Expires Mar 20, 2005

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*



SEC MAIL PROCESSING
RECEIVED
MAR - 2 2005
WASH, D.C.
213
SECTION

TRINIX SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Trinix Securities, LLC:

We have audited the accompanying statement of financial condition of Trinix Securities, LLC as of December 31, 2004. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Trinix Securities, LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 28, 2005

TRINIX SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 78,381
Receivable from broker/dealers	363,785
Commission receivable	256,613
Marketable securities, at market value	361,448
Property, equipment, leasehold improvements (net of accumulated depreciation $189,958)	33,364
Organization costs (net of accumulated amortization $5,111)	14,889
Other assets	50,541
TOTAL ASSETS	$ 1,159,021

LIABILITIES AND MEMBERS' EQUITY

Commissions payable	$ 248,167
Accounts payable and accrued expenses	108,322
Securities sold, not yet purchased, at fair market value	5,495
Bank overdraft	36,728
Other liabilities	43,169
TOTAL LIABILITIES	441,881
Members' equity	717,140
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,159,021

The accompanying notes are an integral part of this financial statement.

TRINIX SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Trinix Securities, LLC (the "Company") was incorporated in the State of Delaware on July 25, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"), and the Securities Investors Protection Corporation ("SIPC").

The Company does not hold customer securities. Its principal business activity is electronic day trading of listed and over-the-counter equities and option contracts for its members.

The Company has two classes of Members' interests: Class A interests and Class B interests. Only Class A members participate in the management functions in the business of the Company. Class B members are non-managing member.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions' income, trading income and expenses are recorded on a trade date basis.

Advertising costs are included in other operating expenses and expensed as incurred.

Transactions in securities are recorded on a trade-date basis. Securities owned or sold, but not yet purchased are valued at market. All resulting gains and losses are included in members' capital.

NOTE 1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company's trading activities include short sales of equity securities. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition. In many cases, the Company limits its risk by holding offsetting security positions.

Property, equipment and leasehold improvements are stated at cost and are depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line method.

Organization costs are being amortized on a straight-line basis over 15 years. Amortization expense related to these costs was $1,333 for the year ended December 31, 2004.

NOTE 2. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are recorded at cost and consist of the following:

		Depreciable Life Years
Equipment	$ 129,244	5
Furniture & fixtures	43,758	7
Computers	16,977	3
Leasehold improvement	33,360	5
Subtotal	223,322	
Less: accumulated depreciations	(189,958)	
Property, equipment & Leaseholds, net	$ 33,364	

Depreciation expense for the year ended December 31, 2004 was $46,301.

TRINIX SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004
(CONTINUED)

NOTE 3. INCOME TAXES

The Company has elected to be taxed as a partnership under the Internal Revenue Code. Accordingly, no provision for federal and state income taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss.

NOTE 4 CONCENTRATION OF CREDIT RISK

The Company is engaged in various brokerage activities with counterparties who are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transaction. These activities may expose the Company to risk of loss in the event that the counter party is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss.

The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations.

NOTE 5. NET CAPITAL

The Company is subject to the Uniform Net Capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined and maintaining minimum statutory net capital. At December 31, 2004, the Company's net capital and excess net capital were $562,965 and $462,965 respectively.